

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2014

<u>Via E-mail</u>
Mr. Henri Harland
President and Chief Executive Officer
Neptune Technologies & Bioressources, Inc.
545 Promenade du Centropolis, Suite 100
Laval, Quebec
Canada H7T 0A3

> **Re:** **Neptune Technologies & Bioressources, Inc.**
> **Form 40-F for Fiscal Year Ended February 28, 2013**
> **Filed May 30, 2013**
> **File No. 001-33526**

Dear Mr. Harland:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief